UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Third Quarter 2019 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.
(Registrant)

Date: November 7, 2019	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Third Quarter 2019 Results

Rehovot, Israel, November 7, 2019 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter 2019, the period ended September 30, 2019.

Third Quarter 2019 Highlights:

•	Quarterly revenue of $52.5 million, meeting guidance of $46 million to $54 million.

•	GAAP net income of $8.6 million, or $0.30 per diluted share, exceeding guidance of $0.11 to $0.24 per share

•	Non-GAAP net income of $11.5 million, or $0.40 per diluted share, exceeding guidance of $0.20 to $0.34 per share

•	Accelerated deliveries to leading edge Foundry to support expansion of its most advanced technology node

•	Balanced revenue contribution across segments, geographies and customers

GAAP Results ($K)
	Q3 2019	Q2 2019	Q3 2018
Revenues	$52,507	$51,120	$63,571
Net Income	$8,562	$6,468	$13,310
Earnings per Diluted Share	$0.30	$0.23	$0.46
NON-GAAP Results ($K)
	Q3 2019	Q2 2019	Q3 2018
Net Income	$11,507	$9,007	$15,080
Earnings per Diluted Share	$0.40	$0.32	$0.52

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

"We are pleased with our performance during the third quarter of the year despite the varying market conditions. Based on our focused efforts to execute our plans, revenues came in at the high end of the guidance, while profitability exceeded the guidance range,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Our solid performance during different industry cycles is a result of our technology differentiation, operational efficiency and growing exposure to leading customers from all segments. Following our continuous investment in innovative development, the company is well positioned to capitalize on multiple opportunities once markets resume growth."

2019 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2019. Based on current estimates, management expects:

•	$56 million to $62 million in revenue

•	$0.32 to $0.42 in diluted GAAP EPS

•	$0.40 to $0.50 in diluted non-GAAP EPS

2019 Third Quarter Results

Total revenues for the third quarter of 2019 were $52.5 million, an increase of 3% compared to the second quarter of 2019 and decrease of 17% compared to the third quarter of 2018.

Gross margin for the third quarter of 2019 was 52%, compared to a gross margin of 55% in the second quarter of 2019, and compared to the gross margin of 59% in the third quarter of 2018.

Operating expenses in the third quarter of 2019 were $21.0 million, compared with $21.3 in the second quarter of 2019 and compared with $21.7 million in the third quarter of 2018.

On a GAAP basis, the company reported net income of $8.6 million, or $0.30 per diluted share, in the third quarter of 2019. This is compared with $6.5 million, or $0.23 per diluted share, in the second quarter of 2019, and compared with net income of $13.3 million, or $0.46 per diluted share, in the third quarter of 2018.

On a non-GAAP basis, which exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the company reported net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2019. This is compared with net income of $9.0 million, or $0.32 per diluted share, in the second quarter of 2019, and compared with net income of $15.1 million, or $0.52 per diluted share, in the third quarter of 2018.

Conference Call Information

Nova will host a conference call today, November 7, 2019, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-800-239-9838
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2551
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 6009704

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from November 7, 2019 at 12 p.m. Eastern Time to November 14, 2019 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE 1-844-512-2921
TOLL/INTERNATIONAL 1-412-317-6671

Replay Pin Number: 6009704

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on February 28, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2019	December 31, 2018
ASSETS

Current assets
Cash and cash equivalents	26,220	22,877
Short-term interest-bearing bank deposits	152,916	152,951
Trade accounts receivable	47,054	53,531
Inventories	50,143	41,786
Other current assets	15,561	10,961

Total current assets	291,894	282,106

Long-term assets
Long-term interest-bearing bank deposits	2,000	2,000
Deferred tax assets	4,627	3,873
Severance pay funds	1,185	1,394
Property and equipment, net	25,914	13,756
Identifiable intangible assets, net	8,227	10,187
Operating lease right-of-use assets	25,415	-
Goodwill	20,114	20,114

Total long-term assets	87,482	51,324

Total assets	379,376	333,430
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	18,589	19,015
Deferred revenues	3,715	3,984
Operating lease current liabilities	3,620	-
Other current liabilities	20,340	25,079

Total current liabilities	46,264	48,078

Long-term liabilities
Liability for employee severance pay	2,097	2,254
Operating lease long-term liabilities	25,199	-
Other long-term liabilities	5,180	2,358

Total long-term liabilities	32,476	4,612

Shareholders' equity	300,636	280,740

Total liabilities and shareholders’ equity	379,376	333,430

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Revenues:
Products	38,723	48,953	120,185	144,922
Services	13,784	14,618	40,099	43,140
Total revenues	52,507	63,571	160,284	188,062

Cost of revenues:
Products	16,342	17,615	48,446	53,586
Services	8,672	8,489	24,651	24,952
Total cost of revenues	25,014	26,104	73,097	78,538

Gross profit	27,493	37,467	87,187	109,524

Operating expenses:
Research and development expenses, net	10,548	11,886	34,786	34,961
Sales and marketing expenses	7,156	7,016	20,943	20,689
General and administrative expenses	2,658	2,162	7,564	6,526
Amortization of acquired intangible assets	657	653	1,969	1,960
Total operating expenses	21,019	21,717	65,262	64,136

Operating income	6,474	15,750	21,925	45,388

Financing income, net	887	872	2,252	1,806

Income before tax on income	7,361	16,622	24,177	47,194

Income tax expenses (income)	(1,201)	3,312	1,391	7,971

Net income for the period	8,562	13,310	22,786	39,223

Earnings per share:
Basic	0.31	0.47	0.82	1.40
Diluted	0.30	0.46	0.80	1.36

Shares used for calculation of earnings per share:

Basic	27,826	28,047	27,935	27,980
Diluted	28,474	28,777	28,599	28,761

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cash flows from operating activities:
Net income for the period	8,562	13,310	22,786	39,223

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,842	2,000	9,312	5,534
Amortization of deferred stock-based compensation	1,364	1,254	3,662	3,081
Decrease (increase) in liability for employee termination benefits, net	25	(18)	52	(53)
Deferred tax assets, net	(410)	(188)	(754)	(745)
Decrease (increase) in trade accounts receivable	1,024	(4,998)	6,477	(7,079)
Increase in inventories	(1,332)	(768)	(9,187)	(8,004)
Decrease (increase) in other current assets	(7,180)	(2,505)	(4,600)	1,069
Increase (decrease) in trade accounts payable	1,700	(925)	(426)	1,866
Increase (decrease) in other current liabilities and other long-term liabilities	3,247	(496)	(1,332)	(7,594)
Decrease in short term deferred revenues	(1,599)	(3,233)	(269)	(4,083)

Net cash provided by operating activities	9,243	3,433	25,721	23,215

Cash flow from investment activities:
Decrease (increase) in short-term and long-term interest-bearing bank deposits	(6,040)	*(5,761)	35	*(24,410)
Additions to property and equipment	(7,928)	(683)	(15,621)	(1,779)

Net cash used in investment activities	(13,968)	*(6,444)	(15,586)	*(26,189)

Cash flows from financing activities:
Purchases of treasury shares	-	-	(7,159)	-
Shares issued under employee stock-based plans	95	56	367	294

Net cash provided by (used in) financing activities	95	56	(6,792)	294

Increase (decrease) in cash and cash equivalents and restricted cash	(4,630)	*(2,955)	3,343	*(2,680)
Cash and cash equivalents and restricted cash – beginning of period	32,850	*28,722	24,877	*28,447
Cash and cash equivalents and restricted cash – end of period	28,220	*25,767	28,220	*25,767

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	26,220	23,767	26,220	23,767
Restricted cash included in Long-term interest-bearing bank deposits	2,000	2,000	2,000	2,000
Total cash, cash equivalents, and restricted cash	28,220	25,767	28,220	25,767

*reclassified

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2019	June 30, 2019	September 30, 2018
GAAP gross profit	27,493	28,110	37,467
Stock-based compensation expenses (1)	277	222	283
Facilities transition costs (2)	220	271	-
Non-GAAP gross profit	27,990	28,603	37,750
GAAP gross margin as a percentage of revenues	52%	55%	59%
Non-GAAP gross margin as a percentage of revenues	53%	56%	59%

GAAP operating income	6,474	6,775	15,750
Stock-based compensation expenses (1)	1,364	1,086	1,254
Amortization of acquired intangible assets	657	656	653
Facilities transition costs (2)	888	827	-
Non-GAAP operating income	9,383	9,344	17,657
GAAP operating margin as a percentage of revenues	12%	13%	25%
Non-GAAP operating margin as a percentage of revenues	18%	18%	28%

GAAP net income	8,562	6,468	13,310
Stock-based compensation expenses (1)	1,364	1,086	1,254
Amortization of acquired intangible assets	657	656	653
Facilities transition costs (2)	888	827	-
Revaluation of long-term liabilities	362	295	-
Tax effect of non-GAAP adjustments	(326)	(325)	(137)
Non-GAAP net income	11,507	9,007	15,080

GAAP basic earnings per share	0.31	0.23	0.47
Non-GAAP basic earnings per share	0.41	0.32	0.54

GAAP diluted earnings per share	0.30	0.23	0.46
Non-GAAP diluted earnings per share	0.40	0.32	0.52

Shares used for calculation of earnings per share:
Basic	27,826	27,869	28,047
Diluted	28,474	28,564	28,777

(1)
Stock-based compensation expenses for the three months ended September 30, 2019 included in – Cost of revenues products - 161; Cost of revenues services - 116; Research and development expenses, net – 534; Sales and marketing expenses – 296; General and administrative expenses – 257.

(2)
Facilities transition costs for the three months ended September 30, 2019 included in – Cost of revenues products - 144; Cost of revenues services - 76; Research and development expenses, net – 295; Sales and marketing expenses – 110; General and administrative expenses – 264.